Exhibit 16.1

August 5, 2016

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Claire’s Stores, Inc. and, under the date of April 26, 2016, we reported on the consolidated financial statements of Claire’s Stores, Inc. as of and for the years ended January 30, 2016 and January 31, 2015. On August 2, 2016, we were dismissed. We have read Claire’s Stores, Inc.’s statements included under Item 4.01 of its Form 8-K dated August 5, 2016, and we agree with such statements, except that we are not in a position to agree or disagree with Claire’s Stores, Inc.’s statements that the change was approved by the audit committee of the board of directors and that Grant Thornton was not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on Claire’s Stores, Inc. consolidated financial statements.

Very truly yours,

/s/ KPMG LLP